WESCAST REPORTS INCREASED FOURTH

QUARTER SALES AND EARNINGS

TSX:

WCS.A

NASDAQ:

WCST

February 12, 2003

Brantford, Ontario

Wescast Industries Inc. delivered solid financial results for the fourth quarter and the full year that were in line with previous estimates. “Overall I am very pleased with our fourth quarter performance,” said Ray Finnie, President and C.E.O. “ We performed extremely well in our core operations and recognize the opportunity for improvement in our start-up operations.”

Highlights

•

Net earnings for the quarter were $17.4 million versus  $16.5 million in 2001.  There were two significant items that impacted earnings in the fourth quarter of 2002.   The change in value of stock appreciation rights during the quarter resulted in an earnings increase of $5.1 million.  This was offset by higher than anticipated losses incurred in the Georgia Ductile operations; the after-tax impact of these losses reduced earnings by  $4.0 million.

•

North American light vehicle production levels have remained strong.  Fourth quarter production levels matched the production levels achieved in the fourth quarter of 2001.   However, vehicle production by the Big 3 for the quarter was down 1.5 % compared with last year.

•

North American light vehicle sales levels for the Big 3 in the fourth quarter fell by 11.6% compared with last year.  The incentive programs initiated following the events of September 11th resulted in a significant boost to sales levels, and a corresponding reduction in dealer inventory levels during the fourth quarter of 2001, accounting for much of the change.

•

Wescast sales revenues were up 17% over the levels reported in the same quarter last year.  The increase was a result of increased machining penetration and the addition of chassis component sales.  These brake and suspension products were introduced to the Company’s sales mix in 2002 as a result of the acquisition of the foundry operations in Georgia, announced in the third quarter.

•

The overall results for the company’s 2002 fiscal year, compared with the 2001 fiscal year were as follows.  Sales in 2002 were $424.2 million, up 11% over the $383.5 million reported last year.  Net earnings for 2002 were $60 million compared with $41.2 million in 2001, however on a more comparable basis 2002 earnings from continuing operation, excluding the SAR impact were $63.6 million, down slightly from the $66.0 million in earnings from continuing operations reported in 2001.

•

Earnings per share on a fully-diluted basis in 2002 were $4.59, compared with $3.12 in 2001.  On a more comparable basis, 2002 fully-diluted earnings per share from continuing operations, excluding the SAR impact were $4.79, compared with fully-diluted earnings per share from continuing operations in 2001 of $5.01.

•

 During the quarter the Company opened its new technical development centre and corporate office complex.  This facility brings together under one roof a host of technical resources focusing on all aspects of material development, process and product design, and related testing.  This is expected to create significant benefits for the Company, its customers and its employees.  These resources were previously distributed throughout a number of different facilities.

Operations

Total sales for the quarter of $109.9 million were up 17% from the previous year’s level of $94.0 million.  The bulk of the increase resulted from the entry into the manufacture and sale of chassis components in 2002, which increased fourth quarter sales by $11.8 million.  In addition to these new products, sales of our traditional powertrain products, comprised of cast and machined iron manifolds, increased by 7% from $87.6 million in 2001 to $94.2 million this year. These gains were partially offset by reduced tooling and prototype revenue which fell by $2.5 million to $3.9 million compared with the $6.4 million recorded in 2001.  The change in tooling and prototype revenue is a function of year-over-year differences in the timing of customer programs.

 Gross profit, after depreciation, on the sale of iron manifolds was $30.3 million, an increase of 5% over the $28.9 million reported over the same period in 2001.  Expressed as a percentage of sales the 32.2% gross profit level reflects a slight decline from the 33.1% reported over the same period in 2001.

The strong performance of the powertrain group was partially offset by weaker than expected results from the Company’s chassis group operations in Georgia. Chassis component sales generated a loss of  $4.7 million, at the gross profit level, after depreciation.  The overall pre-tax total loss for the operation, including selling, administrative and interest costs was $6.0 million, or $4.0 million after tax. This represented an impact on the quarter’s fully-diluted earnings per share of approximately $0.30, well above previous estimates of $0.10 to $0.15 per share.  The operation is still in a start-up mode and is working toward the achievement of an acceptable level of operational efficiency and process stability.  Customer demand for these products has remained strong; the primary focus of ensuring that customer demand requirements are met serves to magnify the impact of these efficiency issues.  The operation is being supported with technical resources from the Company’s core operations, which should accelerate the learning curve associated with the foundry ramp-up.

The Company’s selling, general and administrative expenses, excluding the impact of stock appreciation rights, totaled $7.5 million, exceeding the $5.8 million incurred over the same period in 2001.  The 2001 figure included a reduction in flexible compensation expense of  $1.7 million, partially offset by a $1 million write-down in the accounts receivable balance of a Tier 1 customer.  The increase in expenditures over 2001 reflects additional selling expenses associated with establishing the infrastructure to support our global sales efforts and the product diversification into chassis components.  It also includes the period costs pertaining to the new corporate office complex.

The Company’s research and development expenses also reflect a year-over-year increase.  Spending on research and design activities this quarter was $2.1 million, compared with $1.1 million over the same quarter last year.  These expenses reflect continued commitment to the research and development activities aimed at the development of high temperature materials, and at advancing our “hot end solutions” strategy.  In addition, the increase reflects the period costs associated with the new Technical Development Centre.

Other income and expenses for the fourth quarter of 2002 represented an expense of $0.4 million, compared with income of $1.2 million for the fourth quarter of 2001.  The decrease is primarily as a result of the reduction in interest income on cash and short-term investments, and additional interest expense, resulting from the debt assumed on the acquisition of Georgia Ductile.

The reduction in the market price of the Company’s shares during the quarter resulted in a corresponding reduction in the liability associated with the value of tandem stock appreciation rights (SAR’s) granted under the Company’s stock option program.  This resulted in an after-tax increase in earnings of $5.1 million.

The effective tax rate reflected for the quarter was 26.9%, compared with a rate of 31.9% in 2001.  The annual rate has declined from prior years reflecting the impact of cost sharing arrangements between the Company and Weslin, its Hungarian joint venture.   The lower tax rates in Hungary result in a lower effective tax rate upon consolidation.  In addition, the Ontario government recently enacted legislation calling for a reduction in future tax rates applicable to manufacturing income in the Province; this resulted in a cumulative adjustment to the Company’s future tax liability of $1 million.  This adjustment had a corresponding impact on the tax expense for the quarter.

Cash Flow

Operating cash flow from continuing operations was $32.7 million for the quarter compared to $21.0 million in 2001.  The increase was attributable to changes in non-cash working capital items, primarily related to the timing of accounts receivable payments from customers and payments to our supply base.

Capital expenditures for the fourth quarter were $21.9 million, compared to $13.1 million for the same quarter last year.   The higher expenditure levels in 2002 were attributable to expenditures related to construction of the Company’s technical development centre and corporate office complex, the addition of capacity to the machining facility in Wingham and capital related to the foundry operations in Georgia.  This was partially offset by lower quarter-over-quarter capital expenditures at the joint venture facility in Hungary.

During the third quarter the Company deferred an additional $0.9 million of pre-production costs of Weslin, a decline from the $1.9 million deferred over the same period in 2001.

Balance Sheet and Financial Position

At December 29, 2002 the Company had $21.9 million in cash, short-term investments and long-term bond investments compared to $87.9 million at the end of 2001.  The change primarily reflects the funds invested to acquire the Georgia Ductile Foundry and the subsequent repayment of related debt.  The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Outlook for 2003

The economic outlook for the automotive industry remains positive, with projected North American light vehicle production expected to remain in the range of 16.0 million vehicles, very close to 2002 levels.  The potential for a United States lead military action against Iraq and the resulting impact this could have on consumer confidence, oil prices, etc. remains an unknown.

The Company’s strategic direction in 2003 remains unchanged.  The focus of the core powertrain operations in North America will be on continuous improvement and achieving operational excellence.  The goal is to improve the efficiency level of the existing operations enabling margins to be maintained in the face of inflationary cost increases, while working with the existing customer base to meet their cost reduction targets.  In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined.

We will continue to focus on growth and diversification, through the expansion of our customer base, product offerings and geographic coverage.

The Company views 2003 as a transition year, the core operations in North America are expected to remain strong, but on reduced sales volumes.  The projected volumes in 2003 will be reduced as the full years impact is felt of transferring the production of certain European manifold programs to Weslin.

The investment in our growth initiatives in both Georgia and Hungary will negatively impact earnings in 2003.  These operations are not expected to be profitable in 2003 as they continue to ramp-up production.  The Weslin and Georgia Ductile operations each represent strategic investments that will add significant value in the future.

The following table provides an overview of the above-mentioned highlights for the fourth quarter:

Q4 2002 Highlights
in millions of dollars, except per share data and where otherwise noted	Q4 2002	Q4 2001	% change	YTD 02	YTD 01	% change
Sales	109.9	94.0	17%	424.2	383.5	11%
Earnings from continuing operations before SAR impact	12.3	16.5	-25%	63.6	66.0	-4%
Earnings from continuing operations after SAR impact	17.4	16.5	5%	60.0	66.0	-9%
Loss from discontinued operations	0.0	0.0		0.0	(24.8)	-100%
Net Earnings	17.4	16.5	5%	60.0	41.2	46%
Earnings from continuing operations per share
basic	1.32	1.27	4%	4.59	5.11	-10%
fully-diluted	0.93	1.25	-26%	4.59	5.01	-8%
Net earnings per share
basic	1.32	1.27	4%	4.59	3.19	44%
fully-diluted	0.93	1.25	-26%	4.59	3.12	47%
Sales Breakdown - dollars (net of pre-production deferrals)
Casting & Machining	106.0	87.6	21%	408.5	361.2	13%
Manifolds - Cast	62.5	62.6	0%	276.9	259.4	7%
Suspension/Brake Components - Cast	11.8	0.0		13.9	0.0
Machining	31.7	25.0	27%	117.7	101.8	16%

Tooling & prototypes	3.9	6.4	-39%	15.7	22.3	-30%
Sales Breakdown - units (millions)
Manifolds
Ductile iron	0.2	0.2	0%	0.9	1.1	-18%
SiMo iron	3.3	3.2	3%	14.4	13.3	8%
Total	3.5	3.4	3%	15.3	14.4	6%

Sales Breakdown - percentage
SiMo Penetration	93.4%	94.1%		94.1%	92.4%
Internal Machining Penetration	70.6%	63.0%		63.2%	60.9%
Gross Margin (before depreciation)	34.1	36.1	-6%	156.1	152.3	2%
Iron manifolds	36.9	35.1	5%	155.3	147.0	6%
Suspension/Brake Components	(3.3)	0.0		(3.7)	0.0
Tooling & prototypes	0.5	1.0	-50%	4.5	5.3	-15%
Gross Margin % (before depreciation)	31.0%	38.4%		36.8%	39.7%
Iron manifolds	39.1%	40.1%		39.4%	40.7%
Suspension/Brake Components	-27.8%	0.0%		-26.8%	0.0%
Tooling & prototypes	13.8%	14.5%		28.6%	23.6%
Gross Profit (after depreciation)	26.1	29.9	-13%	129.9	128.1	1%
Iron manifolds	30.3	28.9	5%	130.7	122.8	6%
Suspension/Brake Components	(4.7)	0.0		(5.3)	0.0
Tooling & prototypes	0.5	1.0	-50%	4.5	5.3	-15%
Gross Profit % (after depreciation)	23.8%	31.8%		30.6%	33.4%
Iron manifolds	32.2%	33.1%		33.1%	34.0%
Suspension/Brake Components	-40.1%	0.0%		-38.0%	0.0%
Tooling & prototypes	13.8%	14.5%		28.6%	23.6%
Depreciation and amortization
Depreciation and amortization- cost of sales	7.9	6.1	30%	26.2	24.1	9%

Depreciation - SG & A	1.6	1.1	45%	3.9	3.5	11%
Capital Expenditures	21.9	13.1	67%	83.0	54.6	52%
R&D	2.1	1.1	91%	8.3	6.1	36%
SG & A (% of sales)	6.8%	6.1%		7.4%	6.9%
Tax Rate	26.9%	31.9%		29.6%	34.1%

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan.  The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

February 12, 2003

3:00 p.m. EST

To participate, please dial (416) 641-6652

Post view is available from February 12 (5:00 p.m. EST) to February 19 (12:00 p.m. EST). To access please dial 416-626-4100 and enter passcode 21092040.

For further information, please contact:

Mr. Ray Finnie

President and CEO

(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended
	December 29, 2002	December 30, 2001	December 29, 2002	December 30, 2001

Sales	$109,907	$94,017	$424,207	$383,502
Cost of sales	83,766	64,085	294,293	255,386

Gross profit	26,141	29,932	129,914	128,116
Selling, general and administration	7,455	5,774	31,589	26,547
Stock-based compensation	(7,657)	0	5,277	0
Research, development and design	2,118	1,071	8,281	6,077

	24,225	23,087	84,767	95,492

Other (income) expense
Interest expense	479	91	810	409
Investment income	(150)	(734)	(1,880)	(3,433)
Other (income) and expenses	103	(539)	609	(1,762)

Earnings from continuing operations before income taxes	23,793	24,269	85,228	100,278
Income taxes	6,409	7,739	25,188	34,240

Earnings from continuing operations	17,384	16,530	60,040	66,038
Loss from discontinued operations	0	0	0	(24,768)

Net earnings	$17,384	$16,530	$60,040	$41,270

Earnings from continuing operations per share (Note 3)
- basic	$1.32	$1.27	$4.59	$5.11
- fully-diluted	$0.93	$1.25	$4.59	$5.01

Net earnings per share (Note 3)
- basic	$1.32	$1.27	$4.59	$3.19
- fully-diluted	$0.93	$1.25	$4.59	$3.12

Retained earnings, beginning of period	$310,872	$257,952	$272,922	$238,052

Net earnings	17,384	16,530	60,040	41,270
Dividends paid	(1,570)	(1,560)	(6,276)	(6,209)
Excess of cost over assigned value of Class A common shares purchased and cancelled	0	0	0	(191)
Retained earnings, end of period	$326,686	$272,922	$326,686	$272,922

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	December 29,	December 30,
	2002	2001
Current assets
Cash and cash equivalents	$9,984	$58,579
Short-term investments	11,909	22,567
Receivables	73,095	56,421
Income taxes receivable	5,578	0
Inventories	38,412	19,839
Prepaids	2,526	1,437
Current assets – discontinued operations	265	3,979

	141,769	162,822
Property and equipment	382,718	251,548
Goodwill	41,485	0
Other	15,708	19,601
Long-term assets – discontinued operations	5,237	12,678
	$586,917	$446,649

Current liabilities
Payables and accruals	$75,873	$31,908
Income taxes payable	0	4,252
Current portion of long-term debt	6,190	3,249
Current portion of stock appreciation rights	3,213	0
Current liabilities – discontinued operations	0	8,121
	85,276	47,530
Long-term debt	46,576	4,614
Long-term stock appreciation rights	105	0
Future income taxes	9,164	7,094
Employee benefits	9,533	7,964
	150,654	67,202

Shareholders' equity
Capital stock	109,596	106,601
Retained earnings	326,686	272,922
Cumulative translation adjustment	(19)	(76)
	436,263	379,447

	$586,917	$446,649

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)
	Three months ended		Twelve months ended
	December 29, 2002	December 30, 2001	December 29, 2002	December 30, 2001

Cash derived from (applied to)
Operating
Earnings from continuing operations	$17,384	$16,530	$60,040	$66,038
Add (deduct) items not requiring cash:
Depreciation and amortization	9,586	7,285	30,141	27,665
Amortization of bond costs	117	144	770	218
Future income taxes	705	1,447	(1,935)	2,368
Gain on disposal of investments	0	0	(195)	0
Loss on disposal of equipment	343	65	490	1,338
Stock-based compensation expense	(7,993)	0	3,318	0
Employee benefits	564	880	2,402	2,287

	20,706	26,351	95,031	99,914
Change in non-cash operating working capital	12,017	(5,323)	(3,796)	2,387
	32,723	21,028	91,235	102,301
Discontinued operations	(366)	(2,476)	(760)	(5,190)
	32,357	18,552	90,475	97,111

Financing
Issue of long-term debt	2	744	1,764	1,553
Repayment of long-term debt	(10,417)	(194)	(26,441)	(2,432)
Payment of obligations under capital leases	(227)	(139)	(854)	(701)
Employee benefits paid	(178)	(170)	(833)	(983)
Issuance of share capital under Employee Share Purchase Plan	129	132	564	569
Employee share loan repayments	31	136	439	571
Issuance of share capital under Stock Option Plan	0	707	2,178	2,762
Repurchase of common shares	0	0	0	(340)
Dividends paid	(1,570)	(1,560)	(6,276)	(6,209)
	(12,230)	(344)	(29,459)	(5,210)

Investing
Purchase of property, equipment and other assets	(21,856)	(13,076)	(83,015)	(54,610)
Purchase of investments	0	0	(48,236)	(29,575)
Purchase of subsidiary, net of cash acquired	0	0	(39,521)	0
Deferred pre-production costs	(879)	(1,870)	(3,881)	(4,347)
Redemption of short-term investments	0	0	65,149	30,000
Proceeds on disposal of equipment	37	1	251	26
Discontinued operations	0	(681)	(358)	(9,244)

	(22,698)	(15,626)	(109,611)	(67,750)

Net increase (decrease) in cash and cash equivalents	(2,571)	2,582	(48,595)	24,151
Cash and cash equivalents
Beginning of period	12,555	55,997	58,579	34,428
End of period	$9,984	$58,579	$9,984	$58,579

Wescast Industries Inc.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1.  Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 30, 2001.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 30, 2001.

Note 3.  Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share for the three months ended December 29, 2002 are based on the weighted average common shares outstanding (2002 – 13,083,653 shares; 2001 – 13,003,144 shares). Fully-diluted earnings from continuing operations per share and fully-diluted net earnings per share for the three months ended December 29, 2002 are based on the fully-diluted weighted average common shares outstanding (2002 – 13,247,400 shares; 2001 – 13,209,817 shares). For the year to date, the number of common shares outstanding on both the basic and fully-diluted basis is the same (13,067,996 shares).